

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2018

William ODowd, IV
Chairman, President and Chief Executive Officer
Dolphin Entertainment, Inc.
2151 Le Jeune Road, Suite 150-Mezzanine
Coral Gables, FL 33134

  Re: Dolphin Entertainment, Inc.
    Registration Statement on Form S-3
    Filed February 2, 2018
    File No. 333-222847

Dear Mr. ODowd, IV:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.

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